Mail Stop 3561

April 26, 2006

Ezra Uzi Yemin
President and Chief Executive Officer
Delek US Holdings, Inc.
830 Crescent Centre Drive, Suite 300
Franklin, Tennessee 37067

      Re: Delek US Holdings, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed April 20, 2006
              File No. 333-131675

Dear Mr. Yemin:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Exhibit 5.1, Legality Opinion

1. We note the last sentence of the opinion stating that the opinion may only be relied upon by the company. Please delete this statement as investors are also permitted to rely upon counsel's opinion.

2. Please provide us with a letter indicating that the General Corporation Law of the State of Delaware includes the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See the Corporation Finance Current Issues Outline, November 12, 2000.

Ezra Uzi Yemin
Delek US Holdings, Inc.
April 26, 2006
Page 2

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Mara Rogers, Esq.
        Fulbright & Jaworski L.L.P.
        Fax: (212) 318-3400